Exhibit 99.2

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2021

(₹ in Crore, except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
1	Revenue from operations	33,697	30,048	22,498	91,850	58,989	86,863
2	Other operating income	400	353	237	1,060	826	1,158
3	Other income	577	673	886	1,989	2,562	3,421

	Total income	34,674	31,074	23,621	94,899	62,377	91,442

4	Expenses
a)	Cost of materials consumed	9,563	8,167	5,752	25,937	15,518	22,849
b)	Purchases of stock-in-trade	10	0	6	98	23	41
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(440)	(200)	193	(1,406)	649	792
d)	Power and fuel charges	6,501	4,412	3,199	14,831	9,701	13,674
e)	Employee benefits expense	714	694	897	2,091	2,152	2,861
f)	Finance costs	1,216	1,066	1,321	3,464	3,885	5,210
g)	Depreciation, depletion and amortization expense	2,274	2,118	1,912	6,516	5,583	7,638
h)	Other expenses (Refer note 4)	7,007	6,965	4,931	20,383	13,491	20,486

5	Total expenses	26,845	23,222	18,211	71,914	51,002	73,551

6	Profit before exceptional items and tax	7,829	7,852	5,410	22,985	11,375	17,891

7	Net exceptional (loss)/ gain (Refer note 3)	(37)	(46)	—	(217)	95	(678)

8	Profit before tax	7,792	7,806	5,410	22,768	11,470	17,213

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net current tax expense	2,100	1,390	1,147	4,903	2,033	2,066
b)	Net deferred tax expense (Refer note 7)	349	620	39	1,491	2,000	268
i)	Deferred tax on intra group profit distribution (including from accumulated profits)	—	—	(282)	—	1,001	869
ii)	Other deferred tax expense/ (benefit)	349	620	321	1,491	999	(601)
	On exceptional items
c)	Net tax (benefit)/ expense on exceptional items (Refer note 3)	(11)	(16)	—	(74)	33	(154)

	Net tax expense (a+b+c)	2,438	1,994	1,186	6,320	4,066	2,180

10	Profit after tax before share in profit/ (loss) of jointly controlled entities and associates	5,354	5,812	4,224	16,448	7,404	15,033

11	Add: Share in profit/ (loss) of jointly controlled entities and associates	0	0	0	1	0	(1)

12	Profit after share in profit/ (loss) of jointly controlled entities and associates (a)	5,354	5,812	4,224	16,449	7,404	15,032

(₹ in Crore, except as stated)

		Quarter ended				Nine months ended			Year ended
S. No.	Particulars	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)		31.12.2021 (Unaudited)	31.12.2020 (Unaudited)		31.03.2021 (Audited)
13	Other Comprehensive (Loss)/ Income
i.	(a) Items that will not be reclassified to profit or loss	(1)	15	13		46	57		62
	(b) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	(0)	(2)	0		(2)	(2)		(11)
ii.	(a) Items that will be reclassified to profit or loss	(99)	(220)	250		52	69		187
	(b) Tax expense on items that will be reclassified to profit or loss	(32)	(6)	(32)		(23)	(45)		(35)

	Total Other Comprehensive (Loss)/ Income (b)	(132)	(213)	231		73	79		203

14	Total Comprehensive Income (a + b)	5,222	5,599	4,455		16,522	7,483		15,235

15	Profit attributable to:
a)	Owners of Vedanta Limited	4,164	4,615	3,299		13,003	5,170		11,602
b)	Non-controlling interests	1,190	1,197	925		3,446	2,234		3,430

16	Other Comprehensive (Loss)/ Income attributable to:
a)	Owners of Vedanta Limited	(114)	(181)	167		98	11		110
b)	Non-controlling interests	(18)	(32)	64		(25)	68		93

17	Total Comprehensive Income attributable to:
a)	Owners of Vedanta Limited	4,050	4,434	3,466		13,101	5,181		11,712
b)	Non-controlling interests	1,172	1,165	989		3,421	2,302		3,523

18	Net Profit after taxes, non-controlling interests and share in profit/ (loss) of jointly controlled entities and associates but before exceptional items	4,189	4,644	3,299		13,113	5,138		12,151

19	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372		372	372		372
20	Reserves excluding revaluation reserves as per balance sheet								61,906
21	Earnings per share (₹) (**not annualised)
	-Basic	11.24 **	12.46 **	8.91	**	35.09 **	13.96	**	31.32
	-Diluted	11.17 **	12.38 **	8.86	**	34.88 **	13.89	**	31.13

(₹ in Crore, except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment information	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	6,736	4,914	4,745	16,867	12,201	17,550
	(ii) Silver - India	1,081	983	1,145	3,170	3,032	4,382

	Total	7,817	5,897	5,890	20,037	15,233	21,932
b)	Zinc - International	1,079	1,044	823	3,242	1,829	2,729
c)	Oil & Gas	3,113	2,892	1,892	8,490	4,947	7,531
d)	Aluminium	13,024	12,119	7,378	35,406	19,816	28,644
e)	Copper	3,741	3,560	2,664	10,800	6,945	10,890
f)	Iron Ore	1,416	1,492	1,284	4,484	2,801	4,528
g)	Power	1,638	1,276	1,048	4,139	3,926	5,375
h)	Others	1,943	1,832	1,552	5,416	3,592	5,377

	Total	33,771	30,112	22,531	92,014	59,089	87,006

Less:	Inter Segment Revenue	74	64	33	164	100	143

	Revenue from operations	33,697	30,048	22,498	91,850	58,989	86,863

2	Segment Results
	[Profit/ (Loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,703	1,727	1,675	6,313	3,362	5,302
	(ii) Silver - India	966	878	1,013	2,839	2,625	3,851

	Total	3,669	2,605	2,688	9,152	5,987	9,153
b)	Zinc - International	272	188	198	731	382	491
c)	Oil & Gas	948	923	545	2,447	1,243	1,983
d)	Aluminium	3,188	4,142	1,582	10,565	3,638	5,898
e)	Copper	(34)	(88)	(82)	(279)	(260)	(392)
f)	Iron Ore	383	532	547	1,654	946	1,716
g)	Power	114	92	194	385	724	731
h)	Others	116	80	170	347	161	352

	Total	8,656	8,474	5,842	25,002	12,821	19,932

Less: Finance costs		1,216	1,066	1,321	3,464	3,885	5,210
Add: Other unallocable income net of expenses		389	444	889	1,447	2,439	3,169

	Profit before exceptional items and tax	7,829	7,852	5,410	22,985	11,375	17,891

Add: Net exceptional (loss)/ gain (Refer note 3)		(37)	(46)	—	(217)	95	(678)

	Profit before tax	7,792	7,806	5,410	22,768	11,470	17,213

3	Segment assets
a)	Zinc, Lead and Silver - India	21,948	21,481	21,250	21,948	21,250	21,302
b)	Zinc - International	6,259	6,429	6,033	6,259	6,033	6,065
c)	Oil & Gas	21,438	20,926	17,549	21,438	17,549	18,915
d)	Aluminium	59,970	57,499	54,804	59,970	54,804	54,764
e)	Copper	6,196	6,150	7,229	6,196	7,229	6,273
f)	Iron Ore	3,572	3,521	2,851	3,572	2,851	2,722
g)	Power	17,455	17,157	18,213	17,455	18,213	17,565
h)	Others	9,141	8,114	8,004	9,141	8,004	7,862
i)	Unallocated	43,017	46,489	40,714	43,017	40,714	50,229

	Total	188,996	187,766	176,647	188,996	176,647	185,697

(₹ in Crore, except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment information	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,736	5,141	4,697	5,736	4,697	5,929
b)	Zinc - International	868	1,211	942	868	942	1,067
c)	Oil & Gas	14,396	13,800	10,527	14,396	10,527	11,178
d)	Aluminium	17,761	19,066	15,587	17,761	15,587	18,565
e)	Copper	4,408	4,265	4,385	4,408	4,385	4,388
f)	Iron Ore	1,852	1,912	1,171	1,852	1,171	1,319
g)	Power	2,147	1,976	1,839	2,147	1,839	2,123
h)	Others	2,369	1,896	1,788	2,369	1,788	2,126
i)	Unallocated	60,010	56,584	66,540	60,010	66,540	61,586

	Total	109,547	105,851	107,476	109,547	107,476	108,281

The main business segments are:

(a) Zinc, Lead and Silver - India, which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate;

(b) Zinc - International, which consists of exploration, mining, treatment and production of zinc, lead, copper and associated mineral concentrates for sale;

(c) Oil & Gas, which consists of exploration, development and production of oil and gas;

(d) Aluminium, which consist of mining of bauxite and manufacturing of alumina and various aluminium products;

(e) Copper, which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid and phosphoric acid (Refer note 6);

(f) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke;

(g) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power; and

(h) Other business segment comprises port/berth, glass substrate, steel, ferroy alloys and cement. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

	Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries (“the Group”), jointly controlled entities, and associates for the quarter and nine months ended 30 December 2021 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 January 2022 and approved by the Board of Directors at its meeting held on 28 January 2022. The statutory auditors have carried out limited review of the same.

2	The Board of Directors of the Company, through resolution passed by circulation on 11 December 2021, have approved second interim dividend of ₹ 13.50 per equity share, i.e., 1,350% on face value of ₹ 1/- per equity share for the year ended 31 March 2022. With this, the total dividend declared for the year FY 2021-22 currently stands at ₹ 32 per equity share of ₹ 1/- each.

3	Net exceptional (loss)/ gain comprise the following:

							(₹ in Crore)

	Particulars	Quarter ended			Nine months ended		Year ended
		31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
	Capital work-in-progress written off in following segments:
	- Aluminium	—	—	—	—	—	(181)
	- Others	(6)	(46)	—	(52)	—	(63)
	- Unallocated	(24)	—	—	(24)	—	—
	Provision on advances subject to litigation - primarily in Copper segment a	—	—	—	—	—	(213)
	Transaction costs paid to the ultimate parent company on structured investment sold in previous year	—	—	—	—	—	(103)
	Provision for settlement of dispute regarding environmental clearance - Others segment	(7)	—	—	(7)	—	(213)
	Revision of Renewable Purchase Obligation pursuant to respective state electricity regulation commission notifications - Aluminium segment	—	—	—	—	95	95
	One time settlement of entry tax under amnesty scheme - Zinc, Lead and Silver - India segment	—	—	—	(134)	—	—

	Net exceptional (loss)/ gain	(37)	(46)	—	(217)	95	(678)
	Current tax benefit on above	—	—	—	47	—	—
	Net deferred tax benefit/ (expense) on above	11	16	—	27	(33)	154
	Non-controlling interests on above	1	1	—	33	(30)	(25)

	Net exceptional (loss)/ gain, net of tax and non-controlling interests	(25)	(29)	—	(110)	32	(549)

a)  Represents a provision of ₹ 213 Crore on advances given to Konkola Copper Mines plc (KCM), an overseas company, whose majority shares are ultimately held by Vedanta Resources Limited (“VRL”) and on which a liquidation suit has been filed. The outstanding balance as at 31 December 2021 from KCM net of provisions is ₹ 214 Crore (31 March 2021: ₹ 211 Crore).

4	Other expenses include cost of exploration wells written off amounting to ₹ 68 Crore, ₹ 51 Crore and ₹ 215 Crore for the quarter ended 31 December 2021, 30 September 2021 and nine months ended 31 December 2021 respectively.

5	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,707 Crore (US$ 364 million) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to ₹ 3,409 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 04 February 2022.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing on 04 February 2022. Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 31 January 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

6	The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. Further, Hon’ble Supreme Court held that the case will be listed once physical hearing resumes in Supreme court. Currently the matter is yet to be listed for hearing.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication. As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

7	Income taxes

a)	In June 2018, the Company acquired majority stake in ESL Steel Limited (“ESL”), which has since been focusing on operational turnaround. Based on management’s estimate of future outlook, financial projections and requirements of Ind AS 12 – Income taxes, ESL recognized deferred tax assets of ₹ 3,184 Crore during the year ended 31 March 2021. During the current quarter, ESL derecognised deferred tax assets on losses expected to expire in the current year amounting to ₹ 122 Crore.

b)	Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries of the Company, the unabsorbed depreciation as per tax laws has been utilized by the Company leading to a deferred tax charge as disclosed in line 9(b)(i) of the above results.

8	The Group has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment, loans and receivables, etc in accordance with the applicable Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.

9	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Sunil Duggal
Dated : 28 January 2022 Place : New Delhi	Whole- Time Director and Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2021

	(₹ in Crore, except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
1	Revenue from operations	16,102	14,975	9,605	43,960	24,815	37,120
2	Other operating income	85	148	56	308	234	320
3	Other income (Refer note 7)	5,040	690	6,015	7,129	10,856	10,948

	Total Income	21,227	15,813	15,676	51,397	35,905	48,388

4	Expenses
a)	Cost of materials consumed	6,195	5,228	3,460	16,373	9,469	13,990
b)	Purchases of stock-in-trade	9	3	48	174	128	204
c)	Changes in inventories of finished goods, work-in-progress and stock - in- trade	(223)	67	118	(702)	(22)	70
d)	Power and fuel charges	3,813	2,384	1,673	8,253	4,822	6,763
e)	Employee benefits expense	222	214	329	634	686	903
f)	Finance costs	840	716	756	2,278	2,380	3,193
g)	Depreciation, depletion and amortization expense	772	727	633	2,203	1,865	2,519
h)	Other expenses (Refer note 4)	2,389	2,537	1,556	7,296	4,368	6,850

	Total expenses	14,017	11,876	8,573	36,509	23,696	34,492

5	Profit before exceptional items and tax	7,210	3,937	7,103	14,888	12,209	13,896

6	Exceptional loss (Refer note 3)	(24)	—	—	(24)	—	(232)

7	Profit before tax	7,186	3,937	7,103	14,864	12,209	13,664

8	Tax expense/ (benefit) on other than exceptional items:
a)	Net current tax expense	1,273	687	557	2,621	557	104
b)	Net deferred tax (benefit)/ expense	(552)	(29)	826	(837)	2,590	3,138
	Tax benefit on exceptional items:
c)	Deferred tax benefit (Refer note 3)	(8)	—	—	(8)	—	(81)

	Net tax expense (a+b+c)	713	658	1,383	1,776	3,147	3,161

9	Net profit after tax (a)	6,473	3,279	5,720	13,088	9,062	10,503

10	Net profit after tax before exceptional items (net of tax)	6,489	3,279	5,720	13,104	9,062	10,654

11	Other Comprehensive Income/ (Loss)
a)	(i) Items that will not be reclassified to profit or loss	(1)	(9)	18	26	60	63
	(ii) Tax benefit/ (expense) on items that will not be reclassified to profit or loss	0	7	(1)	6	(2)	(3)
b)	(i) Items that will be reclassified to profit or loss	67	12	(49)	130	(96)	(91)
	(ii) Tax (expense) on items that will be reclassified to profit or loss	(21)	(6)	(18)	(16)	(38)	(26)

	Total Other Comprehensive Income/ (Loss) (b)	45	4	(50)	146	(76)	(57)

12	Total Comprehensive Income (a+b)	6,518	3,283	5,670	13,234	8,986	10,446

13	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	372	372	372	372
14	Reserves excluding revaluation reserves as per balance sheet						76,418
15	Earnings per share (₹) (*not annualised)
	- Basic and diluted	17.40 *	8.81 *	15.38 *	35.18 *	24.36 *	28.23

						(₹ in Crore)

		Quarter ended			Nine months ended		Year ended

S. No.	Segment information	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
1	Segment revenue
a)	Oil & Gas	1,672	1,544	1,032	4,555	2,691	4,086
b)	Aluminium	9,849	9,139	5,109	26,605	13,850	20,162
c)	Copper	3,010	2,594	1,980	7,810	4,888	7,623
d)	Iron Ore	1,361	1,492	1,285	4,429	2,802	4,529
e)	Power	210	206	199	561	584	720

	Total	16,102	14,975	9,605	43,960	24,815	37,120

Less:	Inter segment revenue	—	—	—	—	—	—

	Revenue from operations	16,102	14,975	9,605	43,960	24,815	37,120

2	Segment Results
	[Profit/ (loss) before tax and interest]
a)	Oil & Gas	479	454	269	1,184	647	1,035
b)	Aluminium	2,409	3,190	1,137	7,992	2,548	4,138
c)	Copper	(121)	(66)	(56)	(320)	(195)	(308)
d)	Iron Ore	387	553	536	1,606	922	1,652
e)	Power	(62)	(26)	(15)	(126)	(36)	(172)

	Total	3,092	4,105	1,871	10,336	3,886	6,345

Less:	Finance costs	840	716	756	2,278	2,380	3,193
Add:	Other unallocable income net of expenses	4,958	548	5,988	6,830	10,703	10,744

	Profit before exceptional items and tax	7,210	3,937	7,103	14,888	12,209	13,896

Add:	Exceptional loss (Refer note 3)	(24)	—	—	(24)	—	(232)

	Profit before tax	7,186	3,937	7,103	14,864	12,209	13,664

3	Segment assets
a)	Oil & Gas	14,272	14,095	12,383	14,272	12,383	13,161
b)	Aluminium	47,049	44,920	42,342	47,049	42,342	42,303
c)	Copper	5,393	5,401	6,255	5,393	6,255	5,289
d)	Iron Ore	3,026	3,016	2,680	3,026	2,680	2,548
e)	Power	3,180	3,200	3,353	3,180	3,353	3,161
f)	Unallocated	71,771	68,172	68,027	71,771	68,027	71,269

	Total	144,691	138,804	135,040	144,691	135,040	137,731

4	Segment liabilities
a)	Oil & Gas	8,941	8,904	7,325	8,941	7,325	7,403
b)	Aluminium	13,418	13,916	10,608	13,418	10,608	13,508
c)	Copper	4,008	4,037	4,101	4,008	4,101	3,895
d)	Iron Ore	1,697	2,503	2,185	1,697	2,185	2,301
e)	Power	269	206	214	269	214	210
f)	Unallocated	38,242	32,555	35,241	38,242	35,241	33,624

	Total	66,575	62,121	59,674	66,575	59,674	60,941

The main business segments are:

(a) Oil & Gas, which consists of exploration, development and production of oil and gas;

(b) Aluminium, which consists of manufacturing of alumina and various aluminium products;

(c) Copper, which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 5);

(d) Iron ore, which consists of mining of ore and manufacturing of pig iron and metallurgical coke; and

(e) Power, excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and nine months ended 31 December 2021 have been reviewed by the Audit and Risk Management Committee at its meeting held on 27 January 2022 and approved by the Board of Directors at its meeting held on 28 January 2022. The statutory auditors have carried out limited review of the same.

2	The Board of Directors of the Company, through resolution passed by circulation on 11 December 2021, have approved second interim dividend of ₹ 13.50 per equity share, i.e., 1,350% on face value of ₹ 1/- per equity share for the year ended 31 March 2022. With this, the total dividend declared for the year FY 2021-22 currently stands at ₹ 32 per equity share of ₹ 1/- each.

3	Exceptional loss comprise the following:

						(₹ in Crore)

Particulars	Quarter ended			Nine months ended		Year ended
	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
Capital work-in-progress written off in following segments:
- Aluminium	—	—	—	—	—	(181)
- Unallocated	(24)	—	—	(24)	—	—
Provision on advances subject to litigation in Copper segment[a]	—	—	—	—	—	(51)

Exceptional loss	(24)	—	—	(24)	—	(232)

Tax benefit on exceptional items	8	—	—	8	—	81

Exceptional loss (net of tax)	(16)	—	—	(16)	—	(151)

a)	Represents a provision of ₹ 51 Crore on advances given to Konkola Copper Mines plc (KCM), an overseas company, whose majority shares are ultimately held by Vedanta Resources Limited (“VRL”) and on which a liquidation suit has been filed. The outstanding balance as at 31 December 2021 from KCM net of provisions is ₹ 51 Crore (31 March 2021: ₹ 51 Crore).

4	Other expenses include cost of exploration wells written off amounting to ₹ 51 Crore, ₹ 51 Crore and ₹ 198 Crore for the quarter ended 31 December 2021, 30 September 2021 and nine months ended 31 December 2021 respectively.

5	The Company’s application for renewal of Consent to Operate (“CTO”) for existing copper smelter at Tuticorin was rejected by the Tamil Nadu Pollution Control Board (“TNPCB”) in April 2018. Subsequently, the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. The Principal Bench of National Green Tribunal (“NGT”) ruled in favour of the Company but its order was set aside by the Supreme Court vide its judgment dated 18 February 2019, on the sole basis of maintainability. Vedanta Limited has filed a writ petition before the Madras High Court challenging various orders passed against the Company. On 18 August 2020, the Madras High Court dismissed the writ petitions filed by the Company, which has been challenged by the Company in the Supreme Court while also seeking interim relief to access the plant for care and maintenance. The Supreme Court Bench did not allow the interim relief. The matter shall now be heard on merits. Further, Hon’ble Supreme Court held that the case will be listed once physical hearing resumes in Supreme court. Currently the matter is yet to be listed for hearing.

The Company was also in the process of expanding its capacities at an adjacent site (‘Expansion Project’). The High Court of Madras, in a Public Interest Litigation, held that the application for renewal of the Environmental Clearance (“EC”) for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on the site with immediate effect. In the meanwhile, SIPCOT cancelled the land allotted for the Expansion Project, which was later stayed by the Madras High Court. Further, TNPCB issued an order directing the withdrawal of the Consent to Establish (“CTE”) which was valid till 31 March 2023. The Company has also appealed this action before the TNPCB Appellate Authority and the matter is pending for adjudication. As per the Company’s assessment, it is in compliance with the applicable regulations and hence it does not expect any material adjustments to these financial results as a consequence of the above actions.

6	The Company operates an oil and gas production facility in Rajasthan under a Production Sharing Contract (“PSC”). The management is of the opinion that the Company is eligible for extension of the PSC for Rajasthan (“RJ”) block on same terms w.e.f. 15 May 2020, a matter which was being adjudicated at the Delhi High Court. The Division Bench of the Delhi High Court in March 2021 set aside the single judge order of May 2018 which allowed extension of PSC on same terms and conditions. The Company has appealed this order in the Supreme Court. In parallel, the Government of India (“GoI”), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 07 April 2017 (“Pre-NELP Policy”), for RJ block by a period of 10 years, w.e.f. 15 May 2020 vide its letter dated 26 October 2018, subject to fulfilment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, a demand of ₹ 2,707 Crore (US$ 364 million) has been raised by DGH on 12 May 2020, relating to the share of the Company and its subsidiary. This amount was subsequently revised to ₹ 3,409 Crore (US$ 458 million) till March 2018 vide DGH letter dated 24 December 2020. The Company has disputed the demand and the other audit exceptions, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable. Further, as per PSC provisions, disputed notings do not prevail and accordingly do not result in creation of any liability. The Company believes it has reasonable grounds to defend itself which are supported by independent legal opinions. In accordance with PSC terms, the Company has also commenced arbitration proceedings. The arbitration tribunal (“the Tribunal”) stands constituted and Vedanta also filed its application for interim relief. The interim relief application was heard by the Tribunal on 15 December 2020 wherein it was directed that GOI should not take any coercive action to recover the disputed amount of audit exceptions which is presently in arbitration and that during the arbitration period, GOI should continue to extend the tenure of the Rajasthan Block PSC on terms of current extension. The GOI has challenged the said order before the Delhi High Court which is next listed for hearing on 04 February 2022.

Further, on 23 September 2020, the GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. This matter is also scheduled for hearing on 04 February 2022. Simultaneously, the Company is also pursuing with the GoI for executing the RJ PSC addendum at the earliest. In view of extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, the GoI has been granting permission to the Company to continue Petroleum operations in the RJ block. The latest permission is valid upto 31 January 2022 or signing of the PSC addendum, whichever is earlier. For reasons aforesaid, the Company is not expecting any material liability to devolve on account of these matters or any disruptions in its petroleum operations.

7	Other income includes dividend income from subsidiaries of ₹ 4,938 Crore, ₹ 513 Crore, ₹ 5,843 Crore, ₹ 6,766 Crore, ₹ 10,369 Crore and ₹ 10,369 Crore for the quarter ended 31 December 2021, 30 September 2021, 31 December 2020, nine months ended 31 December 2021, 31 December 2020 and year ended 31 March 2021 respectively.

8	Additional disclosures as per Regulation 52(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

		Quarter ended			Nine months ended		Year ended
	Particulars	31.12.2021 (Unaudited)	30.09.2021 (Unaudited)	31.12.2020 (Unaudited)	31.12.2021 (Unaudited)	31.12.2020 (Unaudited)	31.03.2021 (Audited)
a)	Debt-Equity Ratio (in times)*	0.45	0.40	0.45	0.45	0.45	0.42
b)	Debt Service Coverage Ratio (in times) (annualised)	1.76	1.87	2.05	1.76	2.05	2.01
c)	Interest Service Coverage Ratio (in times)*	11.41	7.35	10.83	8.63	6.61	5.99
d)	Current Ratio (in times)*	0.64	0.58	0.51	0.64	0.51	0.57
e)	Long term debt to working capital Ratio (in times)*	* *	* *	* *	* *	* *	* *
f)	Bad debts to Account receivable Ratio (in times)*	—	0.00	0.00	0.00	0.00	0.00
g)	Current liability Ratio (in times)*	0.60	0.57	0.59	0.60	0.59	0.59
h)	Total debts to total assets Ratio (in times)*	0.24	0.22	0.25	0.24	0.25	0.23
i)	Debtors Turnover Ratio (in times)*	4.75	4.47	3.74	14.78	9.85	16.15
j)	Inventory Turnover Ratio (in times)*	1.73	1.57	1.26	4.87	3.29	5.10
k)	Operating-Profit Margin (%)*	20%	27%	19%	24%	15%	17%
l)	Net-Profit Margin (%)*	40%	22%	59%	30%	36%	29%
m)	Debenture Redemption Reserve (₹ in Crore)	—	—	557	—	557	557
n)	Net Worth (Total Equity) (₹ in Crore)	78,115	76,683	75,366	78,115	75,366	76,790

*	Not annualised, except for the year ended 31 March 2021

**	Net working capital is negative

Formulae for computation of ratios are as follows:

a)	Debt-Equity Ratio	Total Debt/ Total Equity
b)	Debt Service Coverage Ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + repayments made during the period for long term loans)
c)	Interest Service Coverage Ratio	Earnings before interest, depreciation, tax and exceptional items/ interest expense
d)	Current Ratio	Current Assets/ Current Liabilities
e)	Long term debt to working capital Ratio	Non-current borrowing (including current maturities of long term borrowing)/ Working capital (WC), where WC = Current Assets - Current Liabilities (excluding current maturities of long term borrowing)
f)	Bad debts to Account receivable Ratio	Bad Debts written off/ Average Trade Receivables
g)	Current liability Ratio	Total Current Liabilities/ Total Liabilities
h)	Total debts to total assets Ratio	Total Debt/ Total Assets
i)	Debtors Turnover Ratio	(Revenue from operations + Other operating income)/ Average Trade Receivables
j)	Inventory Turnover Ratio	(Revenue from operations + Other operating income) less Earnings before interest, tax and depreciation/ Average Inventory
k)	Operating-Profit Margin (%)	(Earnings before interest and tax - Other Income)/ (Revenue from operations + Other operating income)
l)	Net-Profit Margin (%)	Net Profit after tax before exceptional items/ (Revenue from operations + Other operating income)

9	The Company has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment, loans and receivables, etc in accordance with the applicable Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the pandemic. Based on the assessment, no adjustment is required to these financial results. The impact of the pandemic may be different from that as estimated as at the date of approval of these results and the management continues to closely monitor any material changes to future economic conditions.
10	Previous period/ year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : New Delhi	Sunil Duggal
Date : 28 January 2022	Whole -Time Director and Chief Executive Officer